UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 10, 2014

Medtronic, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	1-7707	41-0793183
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

710 Medtronic Parkway Minneapolis, Minnesota	55432
(Address of principal executive offices)	(Zip Code)

(763) 514-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Base Indenture and First Supplemental Indenture

On December 10, 2014, Medtronic, Inc., a Minnesota corporation (the “Company”), entered into an indenture (the “Base Indenture”) between the Company and Wells Fargo, National Association, as trustee (the “Trustee”), as supplemented by a first supplemental indenture, dated December 10, 2014 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) between the Company and the Trustee. Pursuant to the Indenture, on December 10, 2014, the Company issued $500,000,000 aggregate principal amount of its floating rate senior notes due 2020 (“the floating rate senior notes”), $1,000,000,000 aggregate principal amount of its 1.500% senior notes due 2018 (the “2018 notes”), $2,500,000,000 aggregate principal amount of its 2.500% senior notes due 2020 (the “2020 notes”), $2,500,000,000 aggregate principal amount of its 3.150% senior notes due 2022 (the “2022 notes”), $4,000,000,000 aggregate principal amount of its 3.500% senior notes due 2025 (the “2025 notes”), $2,500,000,000 aggregate principal amount of its 4.375% senior notes due 2035 (the “2035 notes”) and $4,000,000,000 aggregate principal amount of its 4.625% senior notes due 2045 (the “2045 notes” and, together with the 2018 notes, the 2020 notes, the 2022 notes, the 2025 notes and the 2035 notes, the “fixed rate notes” and, together with the floating rate notes, the “Notes”). The Notes were sold pursuant to a purchase agreement, dated December 1, 2014, by and among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives (the “Representatives”) of the several initial purchasers listed in Schedule 1 thereto (the “Initial Purchasers”). The Company intends to use the proceeds from the offering of the Notes, together with borrowings under its existing term loan agreement, if any, to fund the cash consideration for the previously announced pending acquisition (the “Covidien Acquisition”) of Covidien plc (“Covidien”) and certain transaction and financing expenses, and for working capital and general corporate purposes, which may include repayment of indebtedness from time to time.

The Notes were not registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Notes were offered only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act.

The Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of the Company’s existing and future senior unsecured indebtedness. Prior to the consummation of the Covidien Acquisition, the Notes will not be guaranteed. Pursuant to the Indenture, by no later than the end of the third business day following the closing of the Covidien Acquisition, the Company shall cause Medtronic Holdings Limited, a private limited company incorporated in Ireland that will be re-registered as a public limited company and renamed Medtronic plc (“New Medtronic”), and Medtronic Global Holdings, SCA, a partnership limited by shares (sociéte en commandite par actions) incorporated under the laws of the Grand-Duchy of Luxembourg (“Medtronic Luxco”), to enter into a supplemental indenture to the Indenture, pursuant to which such parties will each fully and unconditionally guarantee the Company’s obligations under the Notes and the Indenture. New Medtronic will become the Company’s ultimate parent upon closing of the Covidien Acquisition and Medtronic Luxco is expected to become the Company’s intermediate parent promptly following the closing of the Covidien

Acquisition. The guarantees will be senior unsecured obligations of each guarantor and will rank equally in right of payment with all of the existing and future senior unsecured indebtedness of New Medtronic and Medtronic Luxco, respectively.

The Notes are divided in seven tranches with varying interest rates and maturities, with interest payable on each series of fixed rate notes on March 15 and September 15 of each year, commencing March 15, 2015. The floating rate notes bear interest at a floating rate equal to three-month LIBOR plus 0.800% per annum, with interest payable on March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2015. The Notes will mature on March 15 of their respective year of maturity. The Company may redeem some or all of the fixed rate notes, in whole or in part, at any time and from time to time prior to maturity, at the applicable redemption price set forth in the Notes of such series.

In the event that the Company does not consummate the Covidien Acquisition on or prior to March 15, 2015 (as such date may be extended by the Company on one or more occasions to a date no later than June 15, 2015, subject to certain conditions), or if the agreement relating to the Covidien Acquisition is terminated at any time prior thereto, the Company will be required to redeem, pursuant to a special mandatory redemption, all of the floating rate notes, the 2020 notes, the 2022 notes, the 2025 notes and the 2035 notes at 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest up to, but not including, the redemption date.

The Indenture contains covenants that limit the Company’s and its restricted subsidiaries’ ability to, among other things, incur secured debt and enter into sale and leaseback transactions. These covenants are subject to a number of important exceptions and qualifications, as described in the Indenture.

The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include non-payment, failure to comply with the special mandatory redemption provisions, breach of other covenants in the Indenture, failure by either New Medtronic or Medtronic Luxco to provide a guarantee as required under the Indenture, unenforceability of a guarantee and certain events of bankruptcy, insolvency or reorganization.

The foregoing does not constitute a complete summary of the terms of the Base Indenture and the First Supplemental Indenture. The description of the terms of the Base Indenture and the First Supplemental Indenture is qualified in its entirety by reference to the Base Indenture and the First Supplemental Indenture, which are filed herewith as Exhibit 4.1 and Exhibit 4.2, respectively.

Registration Rights Agreement

In connection with the issuance of the Notes, on December 10, 2014, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) between the Company and the Representatives that provides holders of the Notes certain rights relating to registration of the Notes under the Securities Act. Pursuant to the Registration Rights Agreement, by no later than the end of the third business day following the closing of the

Covidien Acquisition, each of New Medtronic and Medtronic Luxco will enter into a joinder agreement (the “Joinder”) under which each of New Medtronic and Medtronic Luxco will become a party to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company, and following the closing of the Covidien Acquisition and entry into the Joinder, New Medtronic and Medtronic Luxco, have agreed to use their commercially reasonable efforts to (1) file a registration statement on an appropriate registration form with respect to a registered offer to exchange the Notes for new notes (the “exchange notes”) that, following the closing of the Covidien Acquisition, are guaranteed by New Medtronic and Medtronic Luxco, with terms substantially identical in all material respects to the Notes (except that the exchange notes will not contain terms with respect to transfer restrictions, any increase in annual interest rate for failure to comply with the registration rights agreement or the special mandatory redemption), (2) cause the exchange offer registration statement to be declared effective under the Securities Act by the earlier of (i) the date that is 270 days after the closing of the Covidien Acquisition and (ii) December 10, 2015 and (3) complete the exchange offer within 45 days of the effectiveness of the exchange offer registration statement. The exchange offer will remain open for at least 20 business days (or longer if required by applicable law) after the date the Company mails notice of the exchange offer to holders of the Notes.

If the Company determines that a registered exchange offer is not available or may not be completed as soon as practicable after the last date for acceptance of the notes for exchange because it would violate any applicable law or applicable interpretations of the staff of the Securities and Exchange Commission or, if for any reason the exchange offer is not completed by the exchange offer deadline, or, if in certain circumstances, any Initial Purchaser so requests in writing in connection with any offer or sale of Notes, representing that it holds Notes that were ineligible to be exchanged in the exchange offer, the Company and, following the closing of the Covidien Acquisition and the effectiveness of New Medtronic and Medtronic Luxco’s respective guarantees of the Notes, each of New Medtronic and Medtronic Luxco will use commercially reasonable efforts to file and to have become effective a shelf registration statement relating to resales of such Notes and to keep that shelf registration continuously effective for a period that will terminate when all such Notes cease to be Registrable Securities (as defined in the Registration Rights Agreement)

If a Registration Default (as defined in the Registration Rights Agreement) occurs with respect to notes of a particular series that are Registrable Securities, then additional interest shall accrue on the principal amount of the notes of such series that are Registrable Securities at a rate of 0.25% per annum for the first 90-day period beginning on the day immediately following such Registration Default (which rate will be increased by an additional 0.25% and will increase by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.00% per annum).

The foregoing does not constitute a complete summary of the terms of the Registration Rights Agreement. The description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed herewith as Exhibit 4.10.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 under the heading “Base Indenture and First Supplemental Indenture” is incorporated by reference into this Item 2.03.

Item 9.01	Financial Statements and Exhibits.

(d) List of Exhibits

EXHIBIT NO.	DESCRIPTION

4.1	Indenture dated December 10, 2014, between Medtronic, Inc. and Wells Fargo Bank, National Association, as Trustee.

4.2	First Supplemental Indenture dated December 10, 2014 between Medtronic, Inc. and Wells Fargo Bank, National Association, as Trustee.

4.3	Form of Floating Rate Senior Notes due 2020 (included in Exhibit 4.2).

4.4	Form of 1.500% Senior Notes due 2018 (included in Exhibit 4.2).

4.5	Form of 2.500% Senior Notes due 2020 (included in Exhibit 4.2).

4.6	Form of 3.150% Senior Notes due 2022 (included in Exhibit 4.2).

4.7	Form of 3.500% Senior Notes due 2025 (included in Exhibit 4.2).

4.8	Form of 4.375% Senior Notes due 2035 (included in Exhibit 4.2).

4.9	Form of 4.625% Senior Notes due 2045 (included in Exhibit 4.2).

4.10	Registration Rights Agreement, dated December 10, 2014, by and among Medtronic, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien Acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC.

	By	/s/ Gary L. Ellis
Date: December 10, 2014		Gary L. Ellis
Executive Vice President and Chief Financial Officer

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